Exhibit 99.1

Lentuo International Announces Appointment of Jeff B. DeBoer as Independent Director

BEIJING, October 8, 2012 — Lentuo International Inc. (NYSE: LAS, “Lentuo” or the “Company”), a leading non-state-owned automobile retailer in Beijing, China, today announced the appointment of Mr. Jeffrey B. DeBoer as an independent director of the Company’s board of directors, effective October 1, 2012.

Mr. DeBoer has over 20 years of experience in financial management, including ten years as Chief Financial Officer of Lithia Motors, Inc. (NYSE: LAD), the ninth largest automotive retailer in the United States.  Mr. DeBoer is currently a consultant to the chief executive officer and chief financial officer of Lithia Motors, Inc.  Prior to this role, he served as Senior Vice President and Chief Financial Officer of Lithia Motors from 2000 to 2010 and as Vice President of Finance and Investor Relations from 1997 to 2000.  Mr. DeBoer also worked as an analyst and a sector fund manager at Fidelity Investments International from 1994 to 1997, managing over $1.5 billion in funds.  From 1988 to 1992, he was a business promotion and account officer in the international division of The Fuji Bank, Ltd. in Tokyo.  Mr. DeBoer received a bachelor’s degree in Asian Studies with focus on Japan and China from Pomona College in 1988 and an MBA degree with concentration in international finance and investment theory from the London Business School in 1994.

“I am extremely pleased to welcome Jeff to our board,” said Mr. Hetong Guo, Chairman of Lentuo’s board of directors.  “In his ten years as CFO of Lithia Motors, Jeff has played a leading role in the rapid and substantial growth of the business as well as in steering the company through the recent financial crisis and its devastating impact on the US auto industry. We look forward to benefiting from his vast experience and keen understanding of Asia and China as we continue to implement our growth strategy in a challenging economic environment that is negatively impacting business conditions in our industry. This appointment reinforces our commitment to excellent corporate governance and dedication to shareholder value.”

With the appointment of Mr. DeBoer, the Company’s board of directors will consist of eight members, including five independent directors.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer operating 11 franchise dealerships, ten automobile showrooms, one automobile repair shop, and one car leasing company in Beijing and a growing number of other cities in China.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements.  Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jennifer Chen

CFO

Lentuo International Inc.

Email: chenjianping@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com